FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on July 29, 2010, by Panasonic Corporation (the registrant), announcing its consolidated financial results for first quarter ended June 30, 2010 (fiscal 2011).

2.	Supplemental consolidated financial data for first quarter ended June 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: August 4, 2010

July 29, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS FIRST-QUARTER RESULTS

- Earnings turnaround on double-digit sales growth;

annual forecast revised upward -

Osaka, Japan, July 29, 2010 — Panasonic Corporation (Panasonic [NYSE: PC]) today reported its consolidated financial results for the first quarter, ended June 30, 2010, of the current fiscal year ending March 31, 2011 (fiscal 2011).

First-quarter Results

Consolidated group sales for the first quarter increased 35% to 2,161.1 billion yen, from 1,595.5 billion yen in the first quarter of fiscal 2010 (a year ago), growing sales in all segments. Of the consolidated group total, domestic sales amounted to 1,054.4 billion yen, up 23% from 858.8 billion yen a year ago. Overseas sales increased 50% to 1,106.7 billion yen, from 736.7 billion yen a year ago.

During the first quarter under review, the global economic recovery continued led by China and Asian countries, despite credit uncertainties in Europe. In this business condition, Panasonic launched a new midterm management plan called “Green Transformation 2012 (GT12)” in the beginning of fiscal 2011. The company’s vision is to become the ‘No.1 Green Innovation Company in the Electronics Industry’ leading up to Panasonic’s 100th anniversary in 2018, taking a lead in solving global environmental issues, the world’s common challenge. As a first step in GT12, Panasonic will contribute to environmental protection and business growth, as is emphasized in the two themes of the plan: ‘Paradigm shift for growth,’ and ‘Laying a foundation to be a Green Innovation Company.’ Panasonic aims to establish ‘Panasonic Group filled with strong growth potential’ in fiscal 2013.

Regarding earnings, operating profit1, pre-tax income and net income attributable to Panasonic Corporation were 83.8 billion yen, 84.3 billion yen and 43.7 billion yen, significantly improved from losses of 20.2 billion yen, 51.8 billion yen and 53.0 billion yen a year ago. This result was due mainly to strong sales, streamlining of material cost and fixed cost reduction, offsetting severe price competition, appreciation of yen and rising prices of raw materials.

Breakdown by Business Segment

The company’s first quarter consolidated sales and operating profits by business segment, compared with the amounts a year ago, are summarized as follows:

Digital AVC Networks

Sales in this segment increased 8% to 831.7 billion yen, from 773.3 billion yen a year ago. Despite sales decline of mobile phones, this was due primarily to strong sales of flat-panel TVs, Blu-ray Disc recorders and automotive electronics. Operating profit significantly improved to 27.9 billion yen from operating loss of 13.6 billion yen a year ago. This was due mainly to sales increase and comprehensive streamlining efforts.

Home Appliances2

Sales in this segment increased 5% to 322.8 billion yen, compared with 306.6 billion yen a year ago, due mainly to favorable sales in air conditioners, compressors and microwave ovens. Operating profit increased 73% to 32.3 billion yen, compared with 18.6 billion yen a year ago, due mainly to favorable sales and comprehensive streamlining efforts.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 11.
[2]

The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances and, Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

PEW and PanaHome

Sales in this segment increased 9% to 391.2 billion yen, from 357.7 billion yen a year ago. Regarding Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales increased mainly in devices such as electrical construction materials and automation controls. For PanaHome Corporation and its subsidiaries, the recovery in Japanese housing market conditions and sales promotion of detached housing led overall sales increased. Operating profit was 8.3 billion yen, increased from an operating loss of 7.8 billion yen a year ago, due mainly to improvement in sales.

Components and Devices2

Sales in this segment increased 11% to 236.3 billion yen, compared with 213.3 billion yen a year ago. Strong sales of general electronic components, semiconductors and batteries contributed to this double-digit growth. Operating profit improved significantly to 11.8 billion yen from operating loss of 9.7 billion yen a year ago. This was due mainly to sales improvement and fixed cost reduction.

SANYO

Sales in this segment totaled 413.0 billion yen. Sales of solar cells, car-related equipments such as car navigation systems, and optical pickups were strong with economic stimulus programs in several countries and continuing demand expansion for PCs. Operating profit resulted in 5.0 billion yen, even after incurring the expenses such as amortization of intangible assets recorded at acquisition.

Other

Sales in this segment totaled 275.4 billion yen, up 35% from 204.7 billion yen a year ago, due mainly to significantly strong sales in factory automation equipment. Operating profit also improved significantly to 12.8 billion yen, compared with an operating loss of 0.9 billion yen a year ago.

Consolidated Financial Condition

Net cash provided by operating activities for the first quarter amounted to 144.9 billion yen. This was attributable primarily to net income and depreciation. Net cash provided by investing activities amounted to 19.4 billion yen. This was due primarily to proceeds from disposition of investments and advances, and proceeds from disposals of property, plant and equipment, offsetting capital expenditures for manufacturing facilities such as flat-panel TVs and batteries, which are the company’s priority business areas. Net cash used in financing activities was 69.5 billion yen, due mainly to expenditures on purchasing of noncontrolling interests of the company’s subsidiaries. All these activities associated with the effect of exchange rate fluctuations, resulted in cash and cash equivalents of 1,169.2 billion yen as of June 30, 2010, up 59.3 billion yen, compared with the end of the last fiscal year (March 31, 2010).

The company’s consolidated total assets as of June 30, 2010 decreased 7.0 billion yen to 8,351.0 billion yen from the end of the fiscal 2010. This was due mainly to decrease in investments and advances affected by decline of market value in investments, despite increasing inventories experiencing seasonality. Panasonic Corporation shareholders’ equity decreased 141.8 billion yen, compared with the end of fiscal 2010, to 2,650.7 billion yen as of June 30, 2010. This result was due primarily to appreciation of yen, deterioration in accumulated other comprehensive income (loss) influenced by decline of market value in investments, and decrease in capital surplus influenced by the acquisition of noncontrolling interests of the company’s subsidiaries.

Outlook for Fiscal 2011

Although the global economic recovery has continued led by emerging countries, Panasonic anticipates the market conditions to be still uncertain due to signs of faltering economies of U.S. and Europe. In these severe business conditions, regarding consolidated results forecast for six months ending September 30, 2010, the company revised its previous forecast announced on May 7, 2010 upward, due mainly to sales growth in all segments especially Digital AVC Networks and Home Appliances. The company revised its sales forecast from 4,200 billion yen to 4,370 billion yen. Operating profit is expected to be 140 billion yen, increasing 86 billion yen from the previous forecast of 54 billion yen. Income before income taxes is forecasted to be 120 billion yen, improved from the previous forecast of 29 billion yen. Net income attributable to Panasonic Corporation is expected to be 55 billion yen improved from the previous forecast of 2 billion yen. Net income attributable to Panasonic Corporation common shareholders, per share is anticipated to be 26.57 yen, improved from the previous forecast of 0.97 yen.

Regarding the annual forecast for fiscal 2011, Panasonic revised its previous forecast upward as well, due mainly to the aforementioned consolidated results forecast for six months ending September 30, after factoring the expectation of a yen appreciation and raw material cost hikes for the third quarter of fiscal 2011 onward. The company revised its previous sales forecast of 8,800 billion yen upward to 8,900 billion yen. Operating profit is expected to be 310 billion yen, increasing 60 billion yen from the previous forecast of 250 billion yen. Income before income taxes is forecasted to be 210 billion yen, improved from the previous forecast of 150 billion yen. Net income attributable to Panasonic Corporation is expected to be 85 billion yen improved from the previous forecast of 50 billion yen. Net income attributable to Panasonic Corporation common shareholders, per share is anticipated to be 41.06 yen, improved from the previous forecast of 24.15 yen.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Three months ended June 30)

	Yen (millions)		Percentage 2010/2009
	2010	2009
Net sales	¥2,161,126	¥1,595,458	135%
Cost of sales	(1,570,787)	(1,170,871)
Selling, general and administrative expenses	(506,501)	(444,770)
Interest income	2,769	2,913
Dividends received	3,058	3,417
Interest expense	(7,381)	(6,045)
Expenses associated with the implementation of early retirement programs **	(927)	(21,586)
Other income (deductions), net	2,973	(10,281)

Income (loss) before income taxes	84,330	(51,765)	—
Provision for income taxes	(38,337)	(7,752)
Equity in earnings (losses) of associated companies	1,745	(1,839)

Net income (loss)	47,738	(61,356)	—
Less net income (loss) attributable to noncontrolling interests	4,060	(8,379)

Net income (loss) attributable to Panasonic Corporation	¥43,678	¥(52,977)	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	21.10 yen	(25.58) yen
per ADS	21.10 yen	(25.58) yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share ***	—	—
per ADS ***	—	—

(Parentheses indicate expenses, deductions or losses.)

* ** *** See Notes to consolidated financial statements on pages 11-12.

Supplementary Information

(Three months ended June 30)

	Yen (millions)
	2010	2009
Depreciation (tangible assets)	¥68,775	¥57,203
Capital investment ****	¥98,650	¥114,315
R&D expenditures	¥133,688	¥113,581

Number of employees (June 30)	384,816	288,933

****	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

June 30, 2010

With comparative figures for March 31, 2010

	Yen (millions)
	June 30, 2010	March 31, 2010
Assets
Current assets:
Cash and cash equivalents	¥1,169,237	¥1,109,912
Time deposits	86,385	92,032
Trade receivables:
Notes	76,850	74,283
Accounts	1,106,918	1,134,915
Allowance for doubtful receivables	(24,625)	(24,158)
Inventories	975,862	913,646
Other current assets	556,331	505,418

Total current assets	3,946,958	3,806,048

Investments and advances	547,593	636,762
Property, plant and equipment, net of accumulated depreciation	1,897,105	1,956,021
Other assets	1,959,375	1,959,226

Total assets	¥8,351,031	¥8,358,057

Liabilities and Equity
Current liabilities:
Short-term debt, including current portion of long-term debt	¥406,882	¥299,064
Trade payables:
Notes	62,328	59,608
Accounts	1,010,959	1,011,838
Other current liabilities	1,507,060	1,445,353

Total current liabilities	2,987,229	2,815,863

Noncurrent liabilities:
Long-term debt	1,008,100	1,028,928
Other long-term liabilities	809,760	833,493

Total noncurrent liabilities	1,817,860	1,862,421

Total liabilities	4,805,089	4,678,284

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,127,206	1,209,516
Legal reserve	93,797	93,307
Retained earnings	2,382,322	2,349,487
Accumulated other comprehensive income (loss) *	(540,640)	(448,232)
Treasury stock, at cost	(670,692)	(670,330)

Total Panasonic Corporation shareholders’ equity	2,650,733	2,792,488

Noncontrolling interests	895,209	887,285

Total equity	3,545,942	3,679,773

Total liabilities and equity	¥8,351,031	¥8,358,057

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	June 30, 2010	March 31, 2010
Cumulative translation adjustments	¥(410,781)	¥(352,649)
Unrealized holding gains (losses) of available-for-sale securities	(910)	40,700
Unrealized gains (losses) of derivative instruments	7,077	1,272
Pension liability adjustments	(136,026)	(137,555)

**	See Notes to consolidated financial statements on pages 11-12.

Panasonic Corporation

Consolidated Information by Business Segment *

(Three months ended June 30)

By Business Segment:

	Yen (billions)		Percentage 2010/2009
	2010	2009
[Sales]
Digital AVC Networks	¥831.7	¥773.3	108%
Home Appliances	322.8	306.6	105%
PEW and PanaHome	391.2	357.7	109%
Components and Devices	236.3	213.3	111%
SANYO	413.0	—	—
Other	275.4	204.7	135%

Subtotal	2,470.4	1,855.6	133%
Eliminations	(309.3)	(260.1)	—

Consolidated total	¥2,161.1	¥1,595.5	135%

[Segment Profit (Loss)]**
Digital AVC Networks	¥27.9	¥(13.6)	—
Home Appliances	32.3	18.6	173%
PEW and PanaHome	8.3	(7.8)	—
Components and Devices	11.8	(9.7)	—
SANYO	5.0	—	—
Other	12.8	(0.9)	—

Subtotal	98.1	(13.4)	—
Corporate and eliminations	(14.3)	(6.8)	—

Total segment profit	¥83.8	¥(20.2)	—

* ** See Notes to consolidated financial statements on pages 11-12.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Three months ended June 30)

	Yen (millions)
	2010	2009
Cash flows from operating activities:
Net income (loss)	¥47,738	¥(61,356)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	89,249	65,895
Net gain on sale of investments	(3,733)	(241)
Cash effects of changes in, excluding acquisition:
Trade receivables	6,143	(71,640)
Inventories	(90,092)	(21,235)
Trade payables	19,805	74,520
Retirement and severance benefits	(9,602)	(8,699)
Other	85,376	92,772

Net cash provided by operating activities	144,884	70,016

Cash flows from investing activities:
Proceeds from disposition of investments and advances	54,464	31,809
Increase in investments and advances	(453)	(1,827)
Capital expenditures	(94,135)	(102,526)
Proceeds from disposals of property, plant and equipment	63,914	3,519
(Increase) decrease in time deposits	1,883	2,655
Other	(6,286)	(16,917)

Net cash provided by (used in) investing activities	19,387	(83,287)

Cash flows from financing activities:
Increase (decrease) in short-term debt	42,668	110,645
Increase (decrease) in long-term debt	(35,617)	(6,592)
Dividends paid to Panasonic Corporation shareholders	(10,353)	(15,530)
Dividends paid to noncontrolling interests	(5,031)	(7,062)
(Increase) decrease in treasury stock	(366)	(14)
Purchase of noncontrolling interests and other	(60,800)	(23)

Net cash provided by (used in) financing activities	(69,499)	81,424

Effect of exchange rate changes on cash and cash equivalents	(35,447)	(894)

Net increase (decrease) in cash and cash equivalents	59,325	67,259
Cash and cash equivalents at beginning of period	1,109,912	973,867

Cash and cash equivalents at end of period	¥1,169,237	¥1,041,126

*	See Notes to consolidated financial statements on pages 11-12.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of operations.

4. Comprehensive income (loss) attributable to Panasonic Corporation was reported as a loss of 48,730 million yen for the first quarter of fiscal 2011, and a loss of 21,791 million yen for the first quarter of fiscal 2010. Comprehensive income (loss) attributable to Panasonic Corporation includes “net income (loss) attributable to Panasonic Corporation” and increases (decreases) in accumulated other comprehensive income (loss) attributable to Panasonic Corporation.

5. Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the company did not have potential common shares that were outstanding for the period.

6. Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

7. SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries are not included in the company’s consolidated financial statements for the first quarter of fiscal 2010.

8. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances and, Components and Devices in fiscal 2010 is reclassified to conform to the presentation for fiscal 2011.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

Digital AVC Networks

AVC Networks Company, System Networks Company,

Panasonic Mobile Communications Co., Ltd., Automotive Systems Company,

Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Company, Lighting Company,

Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome

Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd.,

Energy Company

SANYO

SANYO Electric Co., Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

9. Number of consolidated companies: 672 (including parent company)

10. Number of associated companies under the equity method: 238

Subsequent event:

The company resolved, at the Board of Directors meeting held on July 29, 2010, to pursue a plan of Panasonic’s acquisition of all shares of PEW and SANYO (hereinafter collectively referred to as the “Subsidiaries”) in order to make them wholly-owned subsidiaries of Panasonic (hereinafter referred to as the “Acquisition of All Shares of the Subsidiaries”) by around April 2011 by way of tender offers and, thereafter, share exchanges. In order to implement the Acquisition of All Shares of the Subsidiaries, the company resolved, at its above-mentioned Board of Directors meeting, to simultaneously commence tender offers for common shares of the Subsidiaries, respectively.

# # #

July 29, 2010

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2011

First Quarter, ended June 30, 2010

Note:	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries are not included in the company’s consolidated financial statements for the first quarter of fiscal 2010.

1. Sales Breakdown

yen (billions)

	Total	11/10	Local currency basis 11/10	Domestic	11/10	Overseas	11/10	Local currency basis 11/10
Video and Audio Equipment	397.6	111%	114%	138.1	112%	259.5	110%	115%
Information and Communications Equipment	370.0	99%	102%	193.2	93%	176.8	108%	113%

Digital AVC Networks	767.6	105%	108%	331.3	100%	436.3	109%	114%
Home Appliances	313.4	107%	109%	168.0	103%	145.4	114%	117%
PEW and PanaHome	346.9	111%	112%	270.4	106%	76.5	132%	140%
Components and Devices	193.3	114%	117%	64.8	118%	128.5	112%	117%
SANYO	407.4	—	—	152.1	—	255.3	—	—
Other	132.5	147%	149%	67.8	125%	64.7	180%	185%

Total	2,161.1	135%	138%	1,054.4	123%	1,106.7	150%	155%

(Domestic vs. overseas)	(100%)			(49%)		(51%)

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances and, Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

Overseas Sales by Region

yen (billions)

		11/10	Local currency basis 11/10
North and South America	286.0	140%	144%
Europe	223.8	134%	146%
Asia	292.4	152%	152%
China	304.5	175%	181%

Total	1,106.7	150%	155%

2. Sales by Products

yen (billions)

Product Category	Products	Sales	11/10
Digital AVC Networks	TVs	250.5	116%
	Plasma TVs	130.9	106%
	LCD TVs	102.3	136%
	Digital Cameras	51.3	107%
	BD / DVD recorders	33.4	109%
	BD recorders / players	27.7	122%
	VCRs / camcorders	15.1	91%
	Audio equipment	18.0	111%
	Information equipment	255.1	115%
	Communications equipment	114.9	77%
	Mobile communications equipment	55.7	61%
Home Appliances	Air conditioners	81.0	105%
	Refrigerators	33.0	101%
Components and Devices	General components	84.2	119%
	Semiconductors *	84.7	111%
	Batteries	60.1	111%
Other	FA equipment	41.5	291%

*	Information for semiconductors is on a production basis.

3. Financial data for the primary domain companies

(Business domain company basis)

<Sales, Domain company Profit (production division basis), and Capital Investment * >

yen (billions)

	Sales		Domain company profit			Capital Investment
		11/10		% of Sales	11/10		11-10
AVC Networks Company	419.8	114%	-18.9	-4.5%	—	40.1	-27.9
Panasonic Mobile Communications Co., Ltd.	66.1	65%	2.7	4.1%	35%	0.5	+0.1
Panasonic Electronic Devices Co., Ltd.	95.8	114%	3.2	3.4%	—	5.5	+0.8
Factory Automation Business	44.5	279%	6.5	14.6%	—	0.2	+0.1

*	These figures are calculated on an accrual basis.

4. Capital Investment by Business Segment *

yen (billions)

	Capital Investment
		11-10
Digital AVC Networks	45.9	-24.1
Home Appliances	5.5	-7.3
PEW and PanaHome	9.8	+3.3
Components and Devices **	20.4	-2.8
SANYO	15.9	+15.9
Other	1.2	-0.6

Total	98.7	-15.6

<** semiconductors only>	<5.0>	<-0.5>

*	These figures are calculated on an accrual basis.

Note:	The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances and, Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

5. Foreign Currency Exchange Rates

<Fiscal 2011 First Quarter>

	Export Rates	Rates Used for Consolidation	Foreign Currency Transaction *
			(billions)
U.S. Dollars	¥91	¥92	US$	0.4
Euro	¥125	¥117		€0.3

<Fiscal 2010 First Quarter>

	Export Rates	Rates Used for Consolidation	Foreign Currency Transaction *
			(billions)
U.S. Dollars	¥94	¥97	US$	0.4
Euro	¥122	¥133		€0.3

*	These figures are based on the net foreign exchange exposure of the company.

6. Number of Employees

(persons	)

	End of June 2009	End of March 2010	End of June 2010
Domestic	130,066	152,853	153,493
Overseas	158,867	231,733	231,323

Total	288,933	384,586	384,816

<Attachment 1> Reference

Segment information for fiscal 2011

Sales	Yen (billions)

1st Quarter (Apr. to Jun.)
Digital AVC Networks	831.7
Home Appliances	322.8
PEW and PanaHome	391.2
Components and Devices	236.3
SANYO	413.0
Other	275.4

Subtotal	2,470.4
Eliminations	-309.3

Total	2,161.1

Segment profit	Yen (billions)

1st Quarter (Apr. to Jun.)
Digital AVC Networks	27.9
Home Appliances	32.3
PEW and PanaHome	8.3
Components and Devices	11.8
SANYO	5.0
Other	12.8

Subtotal	98.1
Corporate and eliminations	-14.3

Total	83.8

<Attachment 2> Reference

Segment information for fiscal 2010

Sales					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	773.3	830.8	974.1	831.3	3,409.5
Home Appliances	306.6	288.3	305.6	303.7	1,204.2
PEW and PanaHome	357.7	416.0	410.7	447.7	1,632.1
Components and Devices	213.3	243.5	246.9	227.8	931.5
SANYO	—	—	—	404.8	404.8
Other	204.7	241.4	231.6	334.5	1,012.2

Subtotal	1,855.6	2,020.0	2,168.9	2,549.8	8,594.3
Eliminations	-260.1	-282.2	-282.3	-351.7	-1,176.3

Total	1,595.5	1,737.8	1,886.6	2,198.1	7,418.0

Segment profit				Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	-13.6	26.3	40.2	34.4	87.3
Home Appliances	18.6	8.1	31.3	8.1	66.1
PEW and PanaHome	-7.8	12.0	17.4	13.1	34.7
Components and Devices	-9.7	13.4	19.2	13.6	36.5
SANYO	—	—	—	-0.7	-0.7
Other	-0.9	3.0	6.2	11.4	19.7

Subtotal	-13.4	62.8	114.3	79.9	243.6
Corporate and eliminations	-6.8	-13.7	-13.3	-19.3	-53.1

Total	-20.2	49.1	101.0	60.6	190.5

Note:	The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances and, Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

<Attachment 3> Reference

Segment information for fiscal 2009

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	1,046.4	1,056.5	937.3	708.8	3,749.0
Home Appliances	374.6	354.9	306.3	254.5	1,290.3
PEW and PanaHome	432.8	495.9	432.7	404.9	1,766.3
Components and Devices	307.9	310.3	260.2	166.5	1,044.9
Other	289.4	309.2	222.4	250.7	1,071.7

Subtotal	2,451.1	2,526.8	2,158.9	1,785.4	8,922.2
Eliminations	-299.1	-335.1	-279.0	-243.5	-1,156.7

Total	2,152.0	2,191.7	1,879.9	1,541.9	7,765.5

Segment profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	55.0	47.8	-4.9	-94.7	3.2
Home Appliances	32.7	16.3	17.1	-19.3	46.8
PEW and PanaHome	10.5	25.3	10.3	-6.0	40.1
Components and Devices	18.4	28.6	6.1	-43.8	9.3
Other	13.9	14.9	0.1	-5.0	23.9

Subtotal	130.5	132.9	28.7	-168.8	123.3
Corporate and eliminations	-20.9	-14.4	-2.3	-12.8	-50.4

Total	109.6	118.5	26.4	-181.6	72.9

Note:	The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances and, Components and Devices in fiscal 2009 are reclassified to conform to the presentation for fiscal 2011.

<Attachment 4> Reference

Primary domain companies’ information for fiscal 2011

Sales	Yen (billions)

1st Quarter (Apr. to Jun.)
AVC Networks Company	419.8
Panasonic Mobile Communications Co., Ltd.	66.1
Panasonic Electronic Devices Co., Ltd.	95.8
Factory Automation Business	44.5

Domain company profit	Yen (billions)

1st Quarter (Apr. to Jun.)
AVC Networks Company	-18.9
Panasonic Mobile Communications Co., Ltd.	2.7
Panasonic Electronic Devices Co., Ltd.	3.2
Factory Automation Business	6.5

Primary domain companies’ information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	366.8	435.5	526.2	374.2	1,702.7
Panasonic Mobile Communications Co., Ltd.	102.0	63.9	63.7	77.8	307.4
Panasonic Electronic Devices Co., Ltd.	84.3	95.6	97.3	88.8	366.0
Factory Automation Business	15.9	24.3	26.5	33.9	100.6

Domain company profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-34.6	1.7	0.1	-1.3	-34.1
Panasonic Mobile Communications Co., Ltd.	7.8	1.9	0.4	0.8	10.9
Panasonic Electronic Devices Co., Ltd.	-3.8	2.9	4.6	0.9	4.6
Factory Automation Business	-7.6	-1.9	0.1	2.7	-6.7

Primary domain companies’ information for fiscal 2009

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	529.9	553.1	519.4	296.1	1,898.5
Panasonic Mobile Communications Co., Ltd.	118.8	90.4	85.7	94.8	389.7
Panasonic Electronic Devices Co., Ltd.	124.9	120.5	92.7	62.5	400.6
Factory Automation Business	60.8	51.1	25.6	15.5	153.0

Domain company profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	14.4	21.5	-23.4	-62.6	-50.1
Panasonic Mobile Communications Co., Ltd.	14.9	6.4	6.7	-4.3	23.7
Panasonic Electronic Devices Co., Ltd.	9.0	8.1	-2.0	-17.6	-2.5
Factory Automation Business	9.4	5.8	-4.7	-8.9	1.6